

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 10, 2008

Nicola Battaglia
Chief Financial Officer
PDG Environmental, Inc.
1386 Beulah Road, Building 801
Pittsburgh, Pennsylvania 15235

> **Re:**   **PDG Environmental, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **File No. 0-13667**

Dear Mr. Battaglia:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED JANUARY 31, 2007

General
Cover Page

1.   We note the disclosure regarding the aggregate market value of the voting stock held by non-affiliates of your company. The Form indicates that this calculation should be made as of the last business day of your company's most recently completed second fiscal quarter. In future filings, please revise accordingly. Refer to the instructions to Form 10-K.

Management's Discussion and Analysis, page 14
Liquidity and Capital Resources, page 21

2.   Please expand your liquidity discussion in future filings to provide the underlying analysis and explanation of the sources and uses of cash and material changes in particular items, rather than a recitation of the items on the face of the cash flow statement. See section IV of Release 33-8350 found on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

3.   Please confirm and revise future annual and quarterly Exchange Act filings to disclose whether you are in compliance with the covenants contained in your applicable debt agreements as of the latest balance sheet date.

Contractual Obligations, page 22

4.   Please revise your contractual obligations table in future filings to include interest commitments or provide a textual discussion of this obligation in a note to the table. If you provide a textual discussion, you should quantify your estimated interest payments using the same time frames stipulated in the table. Disclose any assumptions used to derive the future interest amounts. Refer to footnote 46 of Release 33-8350.

Item 9A.2(c) Changes in Internal Control Over Financial Reporting, page 27

5.   Please revise future filings to clearly disclose whether or not there were changes in your internal controls over financial reporting without using the qualifying language "other than stated above, there were no changes…" In reviewing the information "stated above," it is not clear that any changes were made to your internal controls over financial reporting during the fourth quarter. See Item 308(c) of Regulation S-K.

Signature Page, page 30

6.   Please tell us the meaning of "xx" that is currently shown for the day of the month. In future filings please ensure filings are properly dated upon submission.

Statements of Operations, page F-5

7.   Please tell us the nature of the costs included in the line item "non-recurring charge for employee fraud" and your basis for excluding these costs from operating income. We see in Note 18 that $222,000 of these costs relate to professional costs incurred relative to the investigation and restatement of your previously filed financial statements. Please tell us why these costs have not been classified along with your other professional costs.

8.   Tell us your basis for excluding the impairment charge for your Phoenix operating lease from operating income. It appears your decision to close the Phoenix operation subsequent to year end was due to lack of acceptable performance. It is not clear that your estimate of the remaining payments due under the operating lease should be excluded from your determination of operating income (loss).

Statements of Cash Flows, page F-8

9.   We note your MD&A discussion of cash provided by financing activities included on page 21 concerning the recording of non-cash dividends associated with your Series C preferred stock. Please tell us how this $345,000 non-cash item is properly reflected as a source of cash in your cash flow statement as your disclosure indicates this dividend to be a non-cash item. Additionally please reconcile the amounts reflected on your 2007 cash flow statement for "interest expense for Series C preferred stock accretion of discount" and "non-cash interest expense for Series C preferred dividends" to the amounts disclosed in Note 11. Please also provide a reconciliation of the mandatorily redeemable cumulative convertible Series C preferred stock reflected on your balance sheet from January 1, 2006 to January 1, 2007.

Note 2 – Significant Accounting Policies, page F-9
Contracts Receivables and Allowance for Uncollectible Accounts, page F-10

10.   We note your disclosure that payments for services are normally due within 30 days of billing. Please tell us why your fiscal 2007 average receivable turnover appears to be greater than 100 days. Please revise your MD&A liquidity discussion in future filings to address significant changes in receivables as a percentage of revenues and receivable turnover.

FORM 10-Q FOR THE PERIOD ENDED JULY 31, 2007

Note 6 – Stock Options, page 10

11.   We note your issuance of 505,000 stock options during the six months ended July 31, 2007. Please tell us and disclose in future filings how you accounted for these stock options. See paragraphs 64 – 65 of SFAS 123(R).

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

Nicola Battaglia
PDG Environmental, Inc.
January 10, 2008
Page 4

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief